FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on June 19, 2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Announces  the Signing of Shipbuilding Contracts for Five New Building Product Tankers

Conference Call Tomorrow Wednesday, June 20, 2007 to discuss this acquisition

Piraeus, Greece, June 19, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers announced today that it has signed shipbuilding contracts with Hyundai Mipo Dockyard, a preeminent shipyard, in South Korea, to construct and acquire five newbuilding double hull handymax product tankers each with a capacity of 37,000 dwt.  Four of these  product tankers are scheduled for delivery in 2010 starting in the first quarter of 2010,  with the fifth scheduled for delivery for February 2011.

The agreed purchase price of the five new buildings is $44.2 million per vessel. Predelivery payment terms provide for 10% in early July 2007 and 10% in mid December 2007. No further progress payments will be due until mid 2009.  These first two installments will be funded either fully with debt or with a combination of debt and internally generated cash flow and the company does not expect this financing structure to affect its ability to fund its current quarterly dividend policy,

With the addition of these five vessels, the Omega fleet will consist of 13 product tankers with a total deadweight capacity of 697,358 tons.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: We are pleased to announce the continued implementation of our growth strategy with the ordering of these five newbuilding handymax product tankers.  These are high specification IMO II/III product/chemical tankers and are being built in one of the most specialized and reputable yards in the world for building this type of vessels.

Omega’s current fleet already includes two vessels of similar characteristics built in this yard. We expect to take delivery of these vessels between March of 2010 and early in the year 2011 at a time when newbuilding berths for product tankers around the world are becoming increasingly hard to find.

Given the design and quality of the vessels, we expect to employ them on long term charters to high quality charterers, consistent with the employment of our current vessels. We believe that this transaction ensures that we will be able to grow the fleet in a disciplined manner as we have contracted these high quality vessels at prices well below those that could be currently achieved in the second hand market.

At the same time, the Company continues to actively monitor potential accretive opportunities in the second hand sales and purchase market. “

Conference Call:

On Tuesday, June 20, 2007 at 5:00 P.M. EDT, the company’s management will host a conference call to discuss the details of the new building acquisitions.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Omega”.

A telephonic replay of the conference call will be available until June 27, 2007 by dialing 1-866-223-0615 (US Toll Free Dial In), 0800-694-1503 (UK Toll Free Dial In) or +44(0)1452-586-513 (Standard International Dial In). Access Code: 3663884#

Slide and Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, that can be accessed through Omega Navigation’s website at www.omeganavigation.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	MR1- Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	MR1 - Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358
Additional Handymax Vessels
TBN 1	E	2010	37,000		Mar-10
TBN 2	E	2010	37,000		July-10
TBN 3	E	2010	37,000		Sept-10
TBN 4	E	2010	37,000		Dec. -10
TBN 5	E	2011	37,000		Feb. -11
Total (DWT):			185,000

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters.

Furthermore, the company announced the signing of shipbuilding contracts to construct and acquire five newbuilding double hull handymax product tankers each with a capacity of 37,000 dwt scheduled for delivery between March 2010 and early in 2011. With the addition of these five vessels, the Omega fleet will expand to 13 product tankers with a total deadweight capacity of 697,358 tons.

 The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  June 19,  2007

  By:        /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer

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